Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 26, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Stacey Peikin

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

S-Evergreen Holding LLC

Draft Registration Statement on Form S-1

Submitted October 12, 2021

File No. 333-

Ladies and Gentlemen:

On behalf of our client, S-Evergreen Holding LLC, a Delaware limited liability company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 9, 2021 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement. The Registrant has also revised the Draft Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Draft Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

November 26, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

1.	Please revise your Risk Factor Summary to discuss that Ares Funds may be able to continue to influence or control your company after this offering, if true.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 16 and 62 of the Registration Statement.

Prospectus Summary

Company Overview

Who we are, page 1

2.	Please present with equal or greater prominence the comparable GAAP measure to “adjusted EBITDA margin” here and where ever presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 2, 25, 95 and 131 of the Registration Statement.

Track record of consistent growth and recent performance, page 2

3.

To provide investors with balanced information about your historical performance, please amend the discussion and the graphics in this section to include data for fiscal 2020, or tell us why you are unable to do so. Provide similar disclosure throughout the prospectus.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 3, 4, 9, 100, 102, 103, 105, 106 and 112 of the Registration Statement.

How we plan to grow, page 11

4.

Expand your disclosure to discuss your expected timeline for reaching your growth opportunity of approximately 2,200 potential locations across the United States and Canada. In this regard, we note your disclosure on page 115 that as of September 2021, you had 284 stores in the United States and Canada and that you expect to open 10 to more than 20 new stores per year on a net basis, starting in 2022, on page 81. In addition, if any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so. In this regard, we note your reference to “a third-party analysis prepared for us.”

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 12 and 13 to clarify that the 2,200 potential locations are locations identified in the third-party analysis and that it plans to open 10 or more net new stores in 2022 and 20 or more net new stores each year beginning in 2023. The Company also has updated the exhibit index on page II-4 of the Registration Statement to include the consent of Transom Consulting Group LLC.

Securities and Exchange Commission

November 26, 2021

5.

We note in the second paragraph on page 12 that “We target most of our new stores to achieve a payback period of two and [a] half years or less.” Expand to disclose the percentage of your new stores that have achieved this target during the time periods discussed in the prospectus.

Response to Comment 5

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 13 and has updated the exhibit index on page II-4 of the Registration Statement to include the consent of Transom Consulting Group LLC.

How we plan to grow

Continue to implement strategic initiatives to drive efficiency and expand margin, page 13

6.	Please disclose the basis for your expectation that your recent initiatives will generate combined incremental savings of at least $200,000 per store per year.

Response to Comment 6

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 14 of the Registration Statement and has updated the exhibit index on page II-4 of the Registration Statement to include the consent of Transom Consulting Group LLC.

Summary Financial and Other Data

Key business metrics and non-GAAP financial measures, page 21

7.

It is stated in footnotes (1) and (2) on page 22 that comparable store sales is calculated for stores open during the entirety of both periods that are being compared. It is disclosed on page 79 that stores were temporarily closed in 2020 because of the pandemic. Please explain to us why closed stores were not included in the calculation of comparable store sales.

Response to Comment 7

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 23, 24, 101 and 102 to clarify that:

•	The Company considered any store temporarily closed due to the COVID-19 pandemic to be open and comparable during the period for the purpose of calculating comparable store sales growth; and

•

Comparable store daily sales for each period is the net sales by stores in the relevant geography that were active (whether or not they were temporarily closed due to the COVID-19 pandemic during each period), divided by the aggregate number of days those stores were open, and the Company considers any store temporarily closed due to the COVID-19 pandemic to be comparable during each period.

Non-GAAP Measures, page 22

8.

The presentation of “Non-GAAP Combined” on other than a pro forma basis in accordance with Article 11 of Regulation S-X is not appropriate. Please revise your presentation accordingly here and elsewhere this presentation appears.

Response to Comment 8

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 24, 25 and 26 of the Registration Statement.

The global COVID-19 pandemic and the governments responses in the jurisdictions in which we operate, page 33

9.

Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. For guidance, refer to CF Disclosure Guidance: Topic No. 9 and CF Disclosure Guidance: Topic No. 9A, available on our public website.

Securities and Exchange Commission

November 26, 2021

Response to Comment 9

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 35 of the Registration Statement.

Risk Factors

Compromises of our data security could cause us to incur unexpected expenses..., page 42

10.

We note your disclosure regarding your ransomware attack in July 2020. To the extent material, please disclose the cost and impact of that incident. Please also disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management.

Response to Comment 10

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 44 of the Registration Statement to indicate that the audit committee of the board receives regular reports and updates related to the ransomware attack and the Company’s efforts to implement more robust security measures. The financial and operational impact to the company was not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of supply and processing, page 82

11.

We note your disclosure that “[b]etween 2018 and 2020, cost of merchandise sold per pound processed declined from $0.58 to $0.52, contributing to our gross product margin expansion from 48.3% to 57.6%.” Please revise to describe the impact of the COVID-19 pandemic on the decrease in the cost of merchandise sold per pound. In this regard, we note your disclosure elsewhere that “[d]ue to the closure of our retail locations during the pandemic, we accepted fewer donations made to our NPPs at our Community Donation Centers.”

Response to Comment 11

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 100 and 107 of the Registration Statement.

Segment results, page 92

12.

Please revise your disclosure to explain why segment profit is greater on a dollar amount for the Canada Retail segment compared to the U.S. Retail segment despite lower sales and why it is significantly greater as a percent of sales.

Response to Comment 12

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 114, 115 and 116 of the Registration Statement.

Liquidity and Capital Resources, page 93

13.	File each of your credit agreements as exhibits or tell us why you believe they should not be filed. Refer to Item 601(b)(10) of Regulation S-K

Response to Comment 13

Securities and Exchange Commission

November 26, 2021

The Company acknowledges the Staff’s comment and in response has updated the exhibit index on page II-3 of the Registration Statement to include the credit agreements.

Cash Flows

Cash provided by (used in) operating activities, page 97

14.

Your analysis of changes in operating cash flows solely references net results, noncash charges and net operating assets/liabilities. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

Response to Comment 14

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 125 and 126 of the Registration Statement.

Business, page 102

15.

We note your disclosure that you have “consistently grown our loyalty member base, ending 2020 with 12% active member growth year-over-year” and that as of “August 2021, we had 3.6 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months.” To provide additional context for investors, quantify active members for other financial periods included in your registration statement.

Response to Comment 15

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 1, 10, 11, 94, 131, 136 and 146 of the Registration Statement.

Centralized Processing Centers and Automated Book Processing, page 114

16.

Expand the second paragraph on page 115 to disclose the material terms, including the counterparty, of your current purchase plans. Please file the purchase plans as exhibits or tell us why you believe they should not be filed. Refer to Item 601(b)(10) of Regulation SK.

Response to Comment 16

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 144 of the Registration Statement and has updated the exhibit index on page II-3 to include the forms of the agreements relating to the exclusive technology we use in our Centralized Processing Centers and Automated Book Processing.

Notes to Consolidated Financial Statements

Note 10. Segment Information, page F-29

17.

You state you evaluate the performance of segments based on “adjusted operating income (loss).” For segment results, you present “segment profit.” Please tell us whether these two measures are the same or different. If the same, use one description or the other for consistency. If they differ, explain to us and disclose how they differ and why you do not present amounts for adjusted operating income (loss).

Response to Comment 17

Securities and Exchange Commission

November 26, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has changed references from “adjusted operating income (loss)” to “segment profit” on page F-29 and throughout the rest of the notes to the consolidated financial statements. References to “adjusted operating income (loss)” and “segment profit” in the Company’s initial draft registration statement submission on Form S-1 referred to the same measure of profit.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response to Comment 18

The Company acknowledges the Staff’s comment and in response has submitted all written communications, as defined in Rule 405 under the Securities Act.

19.	Please file the Purchase and Sale Agreement with Crescent as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 19

The Company acknowledges the Staff’s comment, but the Company respectfully advises the Staff that the Purchase and Sale Agreement with Crescent is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(10 of Regulation S-K because the transactions thereunder were completed in April 2021, and the Company has no material obligations arising thereunder that survived the closing and will be performed after the filing of the Registration Statement.

20.

We note that the prospectus appears to include market and industry data. For example, we note your disclosure that “The U.S. secondhand market, which is a subset of the broader retail market, is expected to reach $36 billion in 2021 and is expected to grow 21% annually to $77 billion by 2025,” “Thrift accounted for approximately 60% of the total secondhand market in 2021, and we believe we benefit from the powerful secular trends driving growth in the sector,” “[this] industry is expected to grow at a 21% CAGR from 2021 to 2025” and “As of April 2021, 42% of all consumers and 53% of millennials and Gen Z consumers reported they expect to spend more on secondhand items in the next five years.” If any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response to Comment 20

The Company acknowledges the Staff’s comment. None of the data presented in the Registration Statement other than the data provided by Transom Consulting Group LLC discussed in comment 4, was commissioned by us for use in connection with the registration statement.

21.	Please tell us how you measured the 93% aided brand awareness disclosed here and throughout your registration statement.

Response to Comment 21

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in January 2021, Transom Consulting Group, LLC conducted an online survey of approximately 2,000 respondents across the United States and Canada, and 93% of the more than 900 Canadian respondents recognized the “Value Village” brand (or its French equivalent in applicable areas) when mentioned. The Company has updated the exhibit index on page II-4 of the Registration Statement to include the consent of Transom Consulting Group LLC.

Securities and Exchange Commission

November 26, 2021

22.

Please ensure the nature of the information contained in the tables included throughout your registration statement and their source is explained. For example, provide the source of the information included on your table on page 105.

Response to Comment 22

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 3, 9, 132 and 134 of the Registration Statement.

23.

We note that you include results and metrics throughout the filing for certain historical periods while not disclosing those same results and metrics for 2020. For example, we note your disclosure that “[i]n 2019, we processed over one billion pounds of secondhand goods,” and “[w]e achieved positive comparable store sales growth from 2009 through 2019, even throughout recessionary periods.” To provide balanced disclosure, please revise here and throughout the filing to include all historical periods including in graphics and charts, as appropriate.

Response to Comment 23

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 2, 3, 4, 9, 100, 102, 103, 105, 106 and 112 of the Registration Statement.

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3052 or David Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones S-Evergreen Holding LLC
Mark Walsh Richard Medway Scott Estes Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.